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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

Corporate Update

PR07-02

Vancouver, BC – January 11, 2007:  David Caulfield, President and CEO of Rimfire Minerals Corporation reports that the Company has granted 200,000 incentive stock options to directors, officers and employees of the Company at a price of $2.04, expiring January 11, 2012.  All grants exceeding 25,000 per optionee will vest over two years.  Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 22, 2006.

New Director Appointed

Management is very pleased to announce the appointment of Ian Talbot to the Company’s board of directors. Mr. Talbot holds a Bachelor of Science degree (geology) and a Bachelor of Laws degree. Prior to his appointment to the board, he held the position of Corporate Secretary with the Company. Mr. Talbot is a member of the British Columbia Law Society and was called to the British Columbia Bar in 1990. He is currently president of Arcus Development Group Inc., a private British Columbia exploration company. Prior to establishing Arcus Development, Mr. Talbot spent 4 ½ years with BHP Billiton World Exploration Inc., initially as Senior Legal Counsel and later as a Commercial Manager. Mr. Talbot is an independent director as defined by MI 52-110 Audit Committees. He has been appointed to the Company’s Audit and Compensation Committees.

About Rimfire

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire is partnered with Newmont Mining Company, Northgate Minerals Corporation, Fronteer Development Group, Cangold Limited, American Creek Resources Ltd., McEwen Capital Corporation, Arcus Development Group Inc. and BWG Mining.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended for U.S. media or circulation within the United States. The securities described herein have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

January 11, 2007

Item 3

Press Release:

Date

Place of Issue

January 11, 2007

Vancouver BC

Item 4

Summary of Material Change:

Rimfire Minerals Corporation has granted 200,000 incentive stock options to directors, officers and employees of the Company at a price of $2.04, expiring January 11, 2012. Management announces the appointment of Ian Talbot to the Company’s board of directors.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation has granted 200,000 incentive stock options to directors, officers and employees of the Company at a price of $2.04, expiring January 11, 2012  All grants exceeding 25,000 per optionee will vest over two years. Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 22, 2006.

Management announces the appointment of Ian Talbot to the Company’s board of directors. Mr. Talbot is an independent director as defined by MI 52-110 Audit Committees. He has been appointed to the Company’s Audit and Compensation Committees.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

David A. Caulfield, President

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Email: davidc@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 11th day of January, 2007.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: January 11, 2007	By: “David A. Caulfield”

David A. Caulfield, President